SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

SCORPIO TANKERS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

Y7542C106

(CUSIP Number)

September 26, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Urion Holdings (Malta) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Malta

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,779,769

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,779,769

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,769

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of September 27, 2019 as reported by Scorpio Tankers Inc. (the “Issuer”) in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on September 30, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Cortes Holding B.V.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,779,769

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,779,769

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,769

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1)  Percentage calculated based on 58,142,400 shares of common stock outstanding as of September 27, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on September 30, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Cortes Investments S.À.R.L.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,779,769

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,779,769

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,769

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of September 27, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on September 30, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Trafigura Holdings Pte. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,779,769

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,779,769

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,769

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of September 27, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on September 30, 2019.

CUSIP No. Y7542C106		SCHEDULE 13G

1	Name of Reporting Person Trafigura Group Pte. Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,779,769

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,779,769

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,779,769

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 9.9%(1)

12	Type of Reporting Person (See Instructions) CO

(1) Percentage calculated based on 58,142,400 shares of common stock outstanding as of September 27, 2019 as reported by the Issuer in a prospectus supplement to the Issuer’s registration statement on Form F-3 (File No. 333-230469) filed by the Issuer on September 30, 2019.

CUSIP No. Y7542C106	SCHEDULE 13G

Item 1.   Name of Issuer; Address of Issuer’s Principal Executive Offices

(a) – (b)   This Schedule 13G is being filed with respect to the common stock, par value $0.01 per share, of Scorpio Tankers Inc., a Marshall Islands corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is Le Millenium, 9 Boulevard Charles III, Monaco, 98000.

Item 2.   Name of Person Filing; Address or Principal Business Office; Citizenship; Title of Class of Securities; Cusip No.

(a)                                 Name of Persons Filing (the “Reporting Persons”):

Urion Holdings (Malta) Limited

Cortes Holding B.V.

Cortes Investments S.À.R.L.

Trafigura Holdings Pte. Ltd.

Trafigura Group Pte. Ltd.

(b)                                 The principal business office of each of the Reporting Persons is located at:

Urion Holdings (Malta) Limited

Blue Harbour Business Centre, Level 1

Ta’Xbiex Yacht Marina

Ta’Xbiex XBX1027

Malta

Cortes Holding B.V.

Evert van der Beekstraat 1-82,

1118CL Schiphol, The Netherlands

Cortes Investments S.À.R.L.

21 rue du Puits Romain,

L-8070 Bertrange, Luxembourg

Trafigura Holdings Pte. Ltd.

10 Collyer Quay, #29-00 Ocean Financial Centre,

Singapore 049315

Trafigura Group Pte. Ltd.

10 Collyer Quay, #29-00 Ocean Financial Centre,

Singapore 049315

(c)                                  Citizenship:

Urion Holdings (Malta) Limited – Malta

Cortes Holding B.V. - Netherlands

Cortes Investments S.À.R.L. - Luxembourg

Trafigura Holdings Pte. Ltd. - Singapore

Trafigura Group Pte. Ltd. - Singapore

(d)                                 Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)                                  CUSIP Number:

Y7542C106

Item 3.   If this statement is filed pursuant to rule 13d-1(b) or 13d-2(b) or (c), check the appropriate box.

Not applicable.

CUSIP No. Y7542C106	SCHEDULE 13G

Item 4.   Ownership

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for the Reporting Persons and is incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.   Identification and Classification of Members of the Group

Not applicable.

Item 9.   Notice of Dissolution of Group

Not applicable.

Item 10.   Certification

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 4, 2019

URION HOLDINGS (MALTA) LIMITED

/s/ Robbert Maas
By: Robbert Maas, Director

CORTES HOLDING B.V.

/s/ Robbert Maas
By: Robbert Maas, Director

CORTES INVESTMENTS S.À.R.L.

/s/ Edward Riley
By: Edward Riley, Director

TRAFIGURA HOLDINGS PTE. LTD.

/s/ Christine Seet
By: Christine Seet, Company Secretary

TRAFIGURA GROUP PTE. LTD.

/s/ Christine Seet
By: Christine Seet, Company Secretary